THIRD LARGEST SHAREHOLDER ANNOUNCES NOMINATIONS AT ENERNOC, INC., CONCERNED SHAREHOLDERS ISSUE OPEN LETTER TO FELLOW SHAREHOLDERS

- *Declares belief that the Company's shares are deeply undervalued.*

- *Emphasizes potential for increased shareholder value through: (i) more aggressive operational and financial restructuring, (ii) completion of a comprehensive strategic review, and (iii) improved transparency through more detailed segment-level financial disclosures.*

- *Announces it has nominated two highly qualified candidates for the Company's Board of Directors.*

NEW YORK, N.Y., April 18, 2017 /PRNewswire/ – Periam Limited and certain other participants (collectively, the "Concerned Shareholders"),[*] the third largest group of shareholders of EnerNOC, Inc. (NASDAQ: ENOC) ("EnerNOC" or the "Company") with approximately 5.5% of the Company's outstanding shares, issued an open letter to its fellow shareholders of the Company. The full text of the letter is included below:

Dear Fellow Shareholders,

On April 17, 2017 we, Periam Limited and the other participants named therein (collectively, the "Concerned Shareholders"), filed a 13D disclosing a 5.5% total beneficial ownership in EnerNOC, Inc. ("EnerNOC" or the "Company").

The immense shareholder value destruction at EnerNOC in recent years is of grave concern to all EnerNOC shareholders. We have been particularly shocked by management's poorly executed foray into energy intelligence software ("EIS") and disappointed by the Board of Directors' (the "Board") stewardship of shareholder interests as it became clear that EIS was not progressing as originally conceived. Since the issuance of its convertible bonds on August 18, 2014, which pre-funded EnerNOC's expansion into EIS, the EnerNOC share price has fallen by over 70%. Additionally, the Company's management continued to run the EIS unit at an undiminished annualized cash burn rate of over $70 million[†] (equivalent to over 40% of current market capitalization) for several quarters despite flat operating metrics.[‡] It is bad enough to make an ill-advised and extremely costly strategic decision, and to execute it poorly. It is a whole different matter to refuse to accept one's own mistakes and to continue to throw good money after bad.

As things stand, the Concerned Shareholders believe that EnerNOC shares are deeply undervalued and that there exist numerous opportunities to significantly increase shareholder value, including operational and financial improvements as well as strategic initiatives. We appreciate that the Board has engaged advisors to conduct a strategic review of the Company's assets and believe that this was a necessary first step toward realizing the value we believe is inherent in the Company's businesses. However, we are highly skeptical that this value will be fully realized under EnerNOC's current corporate governance structure.

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[*] For a description of the Concerned Shareholders *see* pages 3 and 6 of this release.
[†] Even before allocation of corporate unallocated expenses.
[‡] Subscription Software ARR and ARR/Customer have stagnated since Q4 2015.

To that end, the Concerned Shareholders have been in an active dialogue with management and the Board to address the various value-enhancing opportunities we have identified, as well as, to implement enhanced Board-level oversight more appropriate for the Company's current situation and more reflective of EnerNOC's current shareholder base.

As such, the Concerned Shareholders nominated two highly qualified candidates for the Company's Board on February 24, 2017. Each of our nominees has directly relevant experience in effectuating key value-enhancing operational improvements. Their deep investment experience in both private and public markets will also provide EnerNOC shareholders additional protection against similar value-destroying strategic decisions by management in the future. In our view, they will add tremendously relevant perspective to the ongoing strategic review process and should therefore be appointed immediately:

- <u>Gregory Share</u> – Mr. Share is an independent investor focused on investments in software and financial services companies through his investment firm, Ambina Partners, LLC. Mr. Share has twenty years of prior private equity experience, having served in various capacities for Moelis Capital Partners, Fortress Investment Group ("Fortress") (NYSE: FIG) and Madison Dearborn Partners. Mr. Share earned a B.S. degree in Economics from the University of Pennsylvania, The Wharton School.

- <u>Jeffrey M. Tuder</u> – Mr. Tuder is the Managing Member of Tremson Capital Management, LLC, a private investment firm focused on identifying and investing in securities of undervalued publicly-traded companies. Mr. Tuder has twenty years of private and public equity investment experience, having served in various capacities for KSA Capital Management, LLC, JHL Capital Group, LLC, CapitalSource Finance, LLC (NYSE: CSE), and Fortress Investment Group. Mr. Tuder has served as a Director of a number of private companies and is currently a Director of MRV Communications (NASDAQ: MRVC), a publicly-traded networking equipment company, where Mr. Tuder also serves as Chairman of the Audit Committee. Mr. Tuder received B.A. in English Literature from Yale University.

We have provided the Board access to our nominees (including through in-person interviews). However, we are disappointed that our private conversations with the Board have not yielded results and are concerned that the strategic review process may unfold without the benefit of our nominees' input, leaving us with no option but to communicate our concerns publicly.

In addition, the Concerned Shareholders urge the Company to immediately improve its overall transparency to investors through enhanced financial disclosure. For example, it is unacceptable that gross margins and operating expense lines are not broken out by business unit. Similarly, shareholders have the right to understand the composition of the approximately $20 million of corporate unallocated expenses. Absent this information, EnerNOC's shareholders are at a severe disadvantage in assessing any proposal that may be put to them as a result of the strategic review. Furthermore, without increased disclosure, shareholders are less able to adequately assess the performance of each of EnerNOC's businesses on an ongoing basis.

Finally, we encourage the Board to ensure that the ongoing strategic review is conducted with utmost transparency to ensure that the long-term interests of EnerNOC's shareholders are upheld. In particular, we trust that in the event any officer or director intends to participate in a "take-private" or other strategic transaction, the Company will implement stringent measures to ensure all decisions of the Company will be made by independent directors receiving advice from independent advisors of their choice.

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About the Concerned Shareholders:

- Periam Limited is an investment vehicle incorporated in the British Virgin Islands whose ultimate beneficiaries are owners of Alfanar, a diversified, global power group headquartered in Riyad, Saudi Arabia.
- Dominik Dolenec is the key principal of Emona Capital, a London-based firm focusing on special situation and disruptive technology investments. Mr. Dolenec was formerly a portfolio manager at Elliott Advisors (UK) Limited where he specialised in activist investments, merger arbitrage and distressed credit.
- For additional information *see* "Certain Information Concerning The Participants" attached hereto.

We remain interested in constructively engaging with the Company to seek improvements for the benefit of all EnerNOC shareholders, while reserving our rights to act.

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Sincerely,

Periam Limited
Mishal Almutlaq

Dominik Dolenec

Warning Regarding Forward Looking Statements

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS "OUTLOOK", "BELIEVE", "INTEND", "EXPECT", "POTENTIAL", "WILL", "MAY", "SHOULD", "ESTIMATE", "ANTICIPATE", AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS, EXPECTATIONS, ESTIMATES AND PROJECTIONS REGARDING THE COMPANY AND PROJECTIONS REGARDING THE INDUSTRY IN WHICH IT OPERATES. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. FURTHER, SUCH RISKS, REASONS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. ACCORDINGLY, YOU SHOULD NOT RELY UPON FORWARD-LOOKING STATEMENTS AS A PREDICTION OF ACTUAL RESULTS AND ACTUAL RESULTS MAY VARY MATERIALLY FROM WHAT IS EXPRESSED IN OR INDICATED BY THE FORWARD-LOOKING STATEMENTS.

MEDIA CONTACTS:

Relevance New York LLC

Michael Padovano
Phone: (212) 920-7057
michael@relevancenewyork.com

Karen Bookatz
Phone: (212) 920-7057
karen@relevancenewyork.com

CONCERNED SHAREHOLDERS CONTACT:

Dominik Dolenec
Phone: +44 20 7129 1244
info@emonacapital.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Periam Limited together with the other participants named herein (collectively, the "Concerned Shareholders"), intend to file a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the upcoming 2017 annual meeting of shareholders of EnerNOC, Inc. (the "Company").

THE CONCERNED SHAREHOLDERS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Periam Limited, Dominik Dolenec, Taimur Hadi, Gregory Share and Jeffrey M. Tuder (collectively, the "Participants").

As of the date hereof, Periam Limited may be deemed to beneficially own 1,525,120 shares of Common Stock. As of the date hereof, Mr. Dolenec may be deemed to beneficially own 97,780[§] shares of Common Stock. As of the date hereof, Mr. Hadi may be deemed to beneficially own 19,681 shares of Common Stock of the Company. As of the date hereof, Mr. Share may be deemed to beneficially own 31,800[**] shares of Common Stock of the Company.

[§] Includes 41,500 shares of Common Stock held in a trust for which Mr. Dolenec is a beneficiary and the sole settlor.
[**] Mr. Share's holdings are through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member.